[redacted]

10026654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington, DC
105

SEC FILE NUMBER
8- 67335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJ Lynch Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Boylston St., Suite T2
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Stulb 617 247-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & Drew P.C.
(Name – *if individual, state last, first, middle name*)

25 Braintree Hill Office Park, Suite 102 (Address) Braintree (City) MA (State) 02184 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Christopher C. Strlb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJ Lynch Investor Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJ LYNCH INVESTOR SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

WJ LYNCH INVESTOR SERVICES, LLC

Financial Statements

December 31, 2009 and 2008

CONTENTS

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of WJ Lynch Investor Services, LLC as of December 31, 2009 and 2008, and the related statements of operations and member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WJ Lynch Investor Services, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, management discovered that business promotion and marketing expenses were overstated in error during the year ended December 31, 2008. Accordingly, business promotion and marketing expenses and the related liability have been restated as of December 31, 2008.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + Drew, P.C.
Certified Public Accountants

February 24, 2010

25 Braintree Hill Office Park • Suite 102 • Braintree, MA 02184 • P: 617.471.1120 F: 617.472.7560 • www.ocd.com

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Financial Condition

December 31,

Assets

	2009	2008 (Restated)
Cash and equivalents	$ 17,817	$ 14,678
Accounts receivable	361,377	144,978
Other current assets	11,602	44,054
Due from affiliate	-	26,456
Total Assets	$ 390,796	$ 230,166

Liabilities and Member's Equity

	2009	2008 (Restated)
Accounts payable	$ 28,047	$ 66,737
Note payable	-	29,317
Due to affiliate	5,528	-
Total Liabilities	33,575	96,054
Member's equity	357,221	134,112
Total Liabilities and Member's Equity	$ 390,796	$ 230,166

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Operations and Member's Equity

For the Years Ended December 31,

	2009	2008 (Restated)
Revenue:		
Commission fees, net	$ 3,535,037	$ 3,604,491
Operating Expenses:		
Salaries and benefits	1,645,676	1,623,270
Business promotion and marketing	139,842	313,164
Travel and transportation	130,466	257,469
Occupancy	148,181	170,038
Selling expense	305,251	295,216
Office expense	189,301	233,967
Legal and other professional fees	53,211	85,186
Total Operating Expenses	2,611,928	2,978,310
Income from Operations	923,109	626,181
Other Income:		
Other income	-	313
Net Income	923,109	626,494
Member's Equity, Beginning of Year (Note 2)	134,112	187,618
Distributions	(700,000)	(680,000)
Member's Equity, End of Year	$ 357,221	$ 134,112

The accompanying notes are an integral part of the financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,

	2009	2008 (Restated)
Cash Flows from Operating Activities:		
Net income	$ 923,109	$ 626,494
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(216,399)	100,393
Prepaid expenses	32,452	28,727
Accounts payable	(38,690)	(24,144)
Due to/from affiliate	31,984	(34,666)
Net Adjustments	(190,653)	70,310
Net Cash Provided by Operating Activities	732,456	696,804
Cash Flows from Financing Activities:		
Payments on note payable	(29,317)	(28,473)
Distributions	(700,000)	(680,000)
Net Cash Applied to Financing Activities	(729,317)	(708,473)
Net Increase (Decrease) in Cash and Equivalents	3,139	(11,669)
Cash and Equivalents, Beginning of Year	14,678	26,347
Cash and Equivalents, End of Year	$ 17,817	$ 14,678

Supplemental Disclosures of Non-Cash Activities:
During the year ended December 31, 2008, the Company financed insurance premiums aggregating $32,982.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements

December 31, 2009 and 2008

Note 1 - **Summary of Significant Accounting Policies**

Business Operations
WJ Lynch Investor Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulation Authority ("FINRA"). The Company sells variable life insurance products and consulting services on executive benefit programs to its customers.

The Company is a limited liability corporation located in Massachusetts and is a wholly owned subsidiary of WJL Associates, Inc. (the "Parent"). The Company commenced operations on December 1, 2006.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Equivalents
For financial statement purposes, the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts due from commissions and consulting fees earned by the Company. No allowance has been provided for accounts receivable because management believes all amounts are collectible.

Income Taxes
The Company has elected to be treated as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code, which provides that, in lieu of Federal and certain state corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal and state income taxes is presented in these financial statements.

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2009 and 2008

Note 1 - **Summary of Significant Accounting Policies - Continued**

Revenue Recognition
Substantially all revenues are generated through commissions earned on the sale of insurance products.

Advertising
The Company charges the cost of advertising expense as incurred.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the balance sheet at market value, fair value or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and equivalents, accounts receivable, and accounts payable.

Reclassifications
Certain amounts in the 2008 financial statements have been reclassified to confirm to the 2009 presentation.

Note 2 - **Prior Period Adjustment**

During the year ended 2009, the Company became aware of an error made in the shared expense allocation (Note 4) with their parent. Accordingly, a prior period adjustment was made to properly report member's equity at December 31, 2008. The net affect of this prior period adjustment was to decrease liabilities and increase net income by approximately $47,000. A summary of the restatement at December 31, 2008, is as follows:

	As previously stated	As restated
Due to/from affiliate	$ (20,419)	$ 26,456
Business promotion and marketing	$ 360,039	$ 313,164
Net income	$ 579,306	$ 626,181
Member's equity	$ 87,237	$ 134,112

WJ LYNCH INVESTOR SERVICES, LLC

Notes to the Financial Statements - Continued

December 31, 2009 and 2008

Note 3 - **Notes Payable**

The Company financed insurance premiums during 2008. Total premiums financed were approximately $33,000, requiring monthly payments of $3,665 including principal and interest at 10.45%. The note was fully paid during the year ended December 31, 2009.

Note 4 - **Related Party Transactions**

Shared Expense Allocation Agreement
Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising and employee benefits. The Company incurs 75% of the shared expenses and the Parent incurs 25% of the expenses. As of December 31, 2009 and 2008, the amount of shared expenses included in operating expenses were approximately $2,336,000 and $2,683,000, respectively.

Note 5 - **Risks, Uncertainties and Concentrations**

Major Customers
During 2009 the Company had three customers that accounted for approximately 65% of revenues, and during 2008 the Company had one customer that accounted for approximately 44% of revenue. Additionally, the Company had two insurance carriers that represented approximately 80% and 88% of the accounts receivable for the years ended December 31, 2009 and 2008.

Concentration of Risk
At certain points during the year, the Company's cash balances fluctuate and can exceed Federal Deposit Insurance Corporation (FDIC) insurance limits. To keep this potential risk to a minimum, management actively monitors the financial condition of all depository institutions where cash balances are maintained.

Subsequent Events
Management has evaluated subsequent events through February 24, 2010, the date for which the financial statements were available for issuance.

Note 6 - **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). Pursuant to the Rule, the Company is required to maintain a minimum net capital of one-fifteenth of aggregate indebtedness as defined or $5,000 minimum dollar requirement, whichever is greater. At December 31, 2009 and 2008, the Company has net capital of $344,227 and $83,180 exceeding the minimum net capital requirement by $339,227 and $74,956, respectively. At December 31, 2009 and 2008, the Company had a ratio of aggregate indebtedness to net capital of 0.10 to 1 and 1.6 to 1, respectively.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the Year Ended December 31, 2009

SCHEDULE I

Capital:		
Member's equity		$ 357,221
Non-allowable assets		12,994
Net capital		344,227
Minimum dollar net capital requirement	$ 5,000	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,331	
Net capital requirement		5,000
Excess net capital		$ 339,227
Aggregate indebtedness		$ 34,967
Ratio of aggregate indebtedness to net capital		0.10 to 1

Note: There are no material differences between this computation and the Company's corresponding unaudited Focus Report filed on February 12, 2010.

See Independent Auditors' Report.

WJ LYNCH INVESTOR SERVICES, LLC

Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3

For the Year Ended December 31, 2009

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (i).

See Independent Auditors' Report.

O'Connor & Drew P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
WJ Lynch Investor Services, LLC
Boston, Massachusetts

In planning and performing our audits of the financial statements of WJ Lynch Investor Services, LLC (the "Company") as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entities ability to initiate, authorize, record, process, or report financial date reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor & Drew, P.C.
Certified Public Accountants

February 24, 2010